Exhibit 99.3

NICE Delivers New RPA Innovations leveraging AI To Achieve Complete
Performance and Master CXi

New capabilities for NEVA Discover present advanced automation experience

Hoboken, N.J., January 9, 2023 – NICE (Nasdaq: NICE) today announced new RPA (Robotic Process Automation) capabilities in its latest release, using AI to identify focused opportunities for automation. With NEVA Discover’s new process analytics solution and semi-supervised machine learning, organizations can optimize their business process executed elements to achieve complete performance. NEVA Discover, NICE’s AI-powered discovery tool, uses advanced AI to produce actionable insights to optimize business processes, improve effectiveness and efficiency, and empower employees to meet their key performance indicators.

NEVA Discover’s new process analytics capability goes above and beyond identification of automation opportunities, by also highlighting key areas ripe for process optimization and employee training. The process analytics solution displays a set of business metrics and compares groups of users to provide visibility into how different employees execute the same tasks, helping to identify and bridge productivity gaps. The actionable insights from NEVA Discover are packaged into intelligent dashboards for a visual recommendation of those processes which are best suited for attended or unattended automation and which should be optimized. NEVA Discover also identifies opportunities where employees could be better supported with training and guidance to help them achieve their KPIs.

Semi-supervised machine learning allows business analysts to manually intervene and make further suggestions about the tool’s discoveries. This highly scalable capability sharpens and enhances the tool’s machine learning intelligence,

Barry Cooper, President, CX Division, NICE, said, “NEVA Discover’s new capabilities demonstrate the power of AI in delivering actionable automation opportunities to empower employees and ultimately help brands master CXi (Customer Experience interactions). Process optimization with NEVA Discover is not a one-time event. It is a cycle of continuous improvement, with ongoing measurement of the impact of each change, to create exponential value.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.